Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 7.a. and 7.d., and Part III, Item 15.b. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 7.a.

A. General

Confidential trading information of participants of the H2O ATS may consist of:

* The identity of participants
* Orders transmitted to the H2O ATS by or on behalf of a participant
* Trades executed in the H2O ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

B. Identity of participants

LNI maintains the anonymity of all Members and customers. LNI makes available to all participants a list of all liquidity partners that participate on the system. Participants can access this list through a password-protected website for participants that LNI maintains. LNI also provides this list to participants upon request. The reason for providing this list is to allow Members and customers the option to block interaction with specific LPs.

C. Order and trading information

Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date).

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections.

External trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising.

Brokers and Liquidnet Capital Markets customers

By default, liquidity partners and brokers that participate as customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exceptions:

* Transition managers can make elections through Liquidnet Transparency Controls
* For orders transmitted by a liquidity partner through a participant identifier that only permits principal orders, the liquidity partner can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. Liquidity partners can request either of these alternatives by contacting their trading coverage.

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Additional detail on trade advertising

Trade advertising is restricted if the Transparency Controls setting of either or both parties to the trade would restrict that advertising. For both Liquidnet community and external advertising, an advertising time threshold permits advertising any time at or after that threshold. For example, electing end-of-day advertising permits advertising end-of-day and T+1 and after. Advertising for a trade consists of the symbol, quantity and date for the trade.

A participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising. For example, if a participant is opted-in to end-of-day external advertising, a participant can only elect intra-day or end-of-day Liquidnet community advertising.

Upon request by a Member or customer, Liquidnet, in its sole discretion, can exclude the Members or customers trades from all Liquidnet trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. This exclusion does not apply to any trade advertising that is required by the rules of a governmental or regulatory organization.

Changes to Transparency Controls

Liquidnet implemented changes to Transparency Controls on April 6, 2020.

The following is a description of how the April 6, 2020 changes to Liquidnet Transparency Controls relating to data usage impacted Members and customers that had made elections through Liquidnet Transparency Controls prior to that date:

 * For Liquidnet community advertising, existing Members and customers were defaulted to the shorter time delay of their then existing Transparency Controls settings for Liquidnet Desktop and Account Servicing Personnel Advertising, except that a participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising.

*Existing Member and customers were defaulted to intra-day external advertising if they were prior to that date opted-in to end-of-day Bloomberg advertising and were defaulted to off for external advertising if they were prior to the dateopted-out from end-of-day Bloomberg advertising.

Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol-specific. Aggregated data is broken out by one or more of the following categories: sector; index; and market cap category (micro, small, mid and large).

Reports to participants relating to their own trading activity

LNI provides certain reports to participants relating to their own trading activity. For example, LNI, upon request, provides a report to LPs showing the number of their orders or shares for which a broker block notification was provided to at least one Member with a matching contra-indication and the number of executions and executed shares resulting from these notifications. As a second example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of these two reports is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

Notification whether contra was an LP

LNI can notify a Member or buy-side customer whether the contra for any execution by the Member or customer was an LP.

D. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the H2O ATS. This response provides a summary of these procedures.

Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

Employee trading policies and review

Liquidnet requires all employees to report their brokerage accounts to the Compliance Department. Liquidnet prohibits employees from trading individual equities, subject to certain exceptions (for example, trading in an account managed by a third-party; sale of stock acquired prior to employment by Liquidnet; and Direct Stock Purchase Plans). Liquidnet prohibits participation in initial public offerings as well as trading of individual stock options and other individual stock derivatives. Liquidnet permits trading in ETFs but requires a minimum holding period. Liquidnets Compliance Department uses a third-party software product to assist in monitoring for employee compliance with Liquidnets policies related to employee trading. Liquidnet requires employees to provide confirmations and statements for their equity and ETF trading accounts. For confirmations and statements received electronically through the third-party software product, the third-party software product validates compliance with Liquidnets trading policies; for confirmations and statements received by mail, Liquidnets Compliance Department personnel monitor for compliance with Liquidnets trading policies. Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.

E-mail, IM and correspondence review

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

Supervisory process

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

Trading Rules and Order Handling Q&A

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

Security and risk management department

Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.

Pre-employment screening

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

Training and security awareness

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

System access controls

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third-party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Part II, Item 7.d.

The following is a summary of the roles and responsibilities in Liquidnet that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access. These employees can be located in the US or other Liquidnet regions, as Members and customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and customers.

A. Trade Coverage personnel (ATS sales coverage)

Roles and responsibilities

ATS Sales coverage personnel (also referred to as Trade Coverage personnel) sit on the Sales desk. Their role is to facilitate negotiations involving Members, monitor Member and customer orders that interact with the Liquidnet ATSs and respond to inquiries and diagnose issues. Trade coverage personnel can communicate real-time or historical Liquidnet trade execution data to Members, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can communicate real-time or historical public or readily-available execution data to Members; for example, to notify Members of the closing volume in a stock in the overall market for one or more prior days. Trade coverage personnel can provide transaction cost analysis reports to Members. Trade Coverage personnel can distribute reports relating to trade analytics prepared by other Liquidnet personnel as long as the analytics are not symbol-specific. Readily-available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade Coverage personnel cannot execute Member or customer orders. Trade Coverage personnel provide services for the ATS portion of LNIs business.

Internal support tools

Through various internal support tools, Trade Coverage personnel can view: Members and customers live and broken match data (including potential match quantity); negotiation histories; Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation and manual targeted invitation orders created by Members and customers; activity relating to specific Liquidnet products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, customer and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can view the following information relating to the traders who access the H2O ATS: whether or not the trader is logged in; the traders current number of indications in the system and the shares and principal value represented by those indications;

number, shares and principal value of outside and invalid indications; and the traders historical executed ADV through the system.

Member and trader performance and activity through Liquidnet

Trade Coverage personnel have access to reports on Member and trader performance and activity through the system, including positive action rates (PAR) and realization rates of individual Members and traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

These reports can be product-specific. Examples of product-specific information would be the number of proposed orders submitted by a trader or Member to the algo ranking model, the number of targeted invitations sent or received by a Member or trader, the number and size of executions resulting from targeted invitations sent or received by a Member or trader, and response rates on targeted invitations sent or received by a Member.

Transition of personnel from Trade Coverage to Execution Consultant or Business Development role

For a limited time period Trade Coverage personnel transitioning to an Execution Consultant or Business Development role can perform both functions on the same day but at different times of the day.

Sales supervisory personnel

Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.

B. Business Development personnel

Roles and responsibilities

Business Development personnel are responsible for selling the different Liquidnet products, including products available through Liquidnet 5. Business Development personnel also perform the Trade Coverage role. Certain employees within the Business Development team, known as New Sales personnel, are primarily responsible for prospecting and onboarding new Members and customers. Liquidnet Trade Coverage and Business Development (including New Sales personnel) are sometimes referred to collectively as Sales.

Access to data

Business Development personnel have access to the same or equivalent data as Trade Coverage personnel.

C.B.   Execution and quantitative services personnel

Liquidnets Execution and Quantitative Services group (EQS) includes the following groups and functions:

* Trading Desk (high-touch coverage)
* Execution Consultants (low-touch coverage)
* Business Development
* QuantitativePerformance Analytics
* Liquidity Partnerships
* Algo Design and Research
* Best Execution analysis personnel
* Head of Trading Alpha.

Access to data by personnel performing each function is described below. Some of these functions may be combined in certain Liquidnet regions, as described below. In particular, in the APAC, EMEA and Canada regions, the same personnel can perform the Trading Desk and Execution Consultant functions. In the US, Execution Consultants can perform the Trading Desk function on a back-up basis. Execution and Quantitative Services personnel provide services for the non-ATS portion of LNIs business, and the same personnel can perform the Execution Consultant and Liquidity Partnership functions. APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

D.C.   Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk in the applicable region. They can trade orders sent to the desk by a customer in accordance with the customers instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch customer orders.
* Trading Desk personnel also can view and monitor low-touch Member and customer algo orders and provide consultative support to Members and customers in connection with these orders.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view execution information of Members and customers relating to their trading desk and algo orders. Trading Desk personnel can see whether trading desk orders were crossed by Liquidnet in one of its ATSs or executed on an external venue. Trading Desk personnel can view whether an execution resulted from a targeted invitation.

Trading Desk personnel cannot view matching indications.

Trading Desk supervisory personnel

Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.

~~E.~~D.   Execution Consultants

Roles and responsibilities

Liquidnets Execution Consultants are responsible for providing execution consulting services to Members and customers with a focus on Liquidnets algorithmic offering. This team also is responsible for providing various TCA (transaction cost analysis) reports for Members and customers. The Execution Consultants also monitor the performance of Liquidnets algos and recommend modifications, where appropriate, to improve algo performance. In real-time, Execution Consultants also can troubleshoot an algo order that is not performing properly, where instructed by a customer; troubleshooting can include modifying the parameters of the algo order. Execution Consultants can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Execution Consultants can provide trading analytics to customers. This includes providing a description of the analytics that the Execution Consultant is providing and distributing reports provided by other Liquidnet personnel. Execution Consultants provide services for the non-ATS portion of LNIs business.

Access to data

Through Liquidnets EMS, Execution Consultants can monitor all low-touch participant algo orders high-touch trading desk orders and provide consultative support to participants in connection with these orders.

Liquidnets Execution Consultants have access to one or more internal Liquidnet tools to conduct transaction cost analysis for the overall community and on behalf of individual participants. Execution consultants access such tools in connection with: evaluating and communicating the performance of the various Liquidnet algo types on an aggregated basis; and the generation of TCA reports for individual participants. These tools include all participant trade information on a real-time and historical basis, including target quantity with respect to parent orders and negotiation quantity (i.e., the quantity submitted during a negotiation) with respect to negotiated orders. Members and customers that do not want Liquidnet personnel to access their order information for the purpose of generating Member and customer-specific TCA reports on their behalf can notify their Liquidnet coverage team.

Through other internal support tools, Execution Consultants can view all execution information of Members and customers and can view whether an execution resulted from a targeted invitation.

Through an internal support tool known as Touchpoint, Execution Consultants have access to all order and execution information of participants, regardless of order type, except that Execution Consultants cannot view manual negotiation, automated negotiation and manual targeted invitation orders. Through Touchpoint, Execution Consultants can run the algo ranking model for any low-touch algo order of a participant. A Member or customer can elect through Liquidnet Transparency Controls to restrict Execution Consultants (and Business Development personnel, as described in the next sub-section) to only view the Members or customers algo orders and executions (including surge capture and residuals).

E. Business Development personnel

Roles and responsibilities

Business Development personnel (also referred to as relationship managers) are responsible for selling the different Liquidnet products, including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

Access to data

Business Development personnel have access to the same or equivalent data as Execution Consultant personnel, except that Business Development personnel do not have access to the Liquidnet EMS.

F. Quantitative Performance Analytics personnel

Roles and responsibilities

Liquidnets Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Liquidnets Quantitative Analytics personnel are responsible for transaction-cost reporting and providing decision-support analytics to Members and customers. Quantitative Analytics personnel also conduct quantitative research on market micro-structure and develop models for use by Liquidnet algo development personnel. Quantitative Performance Analytics personnel provide services for the non-ATS portion of LNIs business.

Access to data

Performance Analytics personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

Liquidnets Quantitative Performance Analytics personnel have access to the same transaction cost analysis tools as described above for Execution Consultants.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and customers and all Member and customer algo order and execution information. Quantitative Performance Analytics personnel also have access to all LNI order and execution information for model development and research.

Broken match data

Through a Liquidnet reporting tool, Quantitative Performance Analytics personnel have access to data relating to broken matches. The purpose of this access is to enable Quantitative Performance Analytics personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and customers. Quantitative Performance Analytics personnel can access all data relating to broken matches for this purpose, including:

* Begin match time
* End match time
* Symbol
* Information regarding the Members indication, including limit price, available quantity and quantity executed, at the begin and end match times
* Information regarding the contras indication or order, as applicable, including limit price, available quantity, order quantity, and quantity executed, at the begin and end match times.

A Members consent is required before ~~Quantitative~~Performance Analytics personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.

Q~~uantitative~~Performance Analytics personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.

Targeted invitation analysis

In connection with providing analysis for surveillance monitoring of targeted invitations, ~~Quantitative~~Performance Analytics personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members, including, symbol, create time, end time, side and quantity.

~~G. Performance Analytics personnel~~

~~*Roles and responsibilities*~~

~~Performance Analytics personnel within the Quantitative Analytics group are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis.~~

~~*Access to data*~~

~~Performance Analytics personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations. Performance Analytics personnel also have access to the same transaction cost analysis tools and data as other Quantitative Analytics personnel, as disclosed above.~~

~~H.~~G.   Liquidity partnerships personnel

Roles and responsibilities

Liquidnets liquidity partnerships personnel are part of EQS and have responsibility for managing LNIs relationships with LPs and automated routing customers. Liquidity partnerships personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to symbol-specific information concerning orders transmitted and executed by all LPs on a T+1 basis. Liquidity partnership personnel also have access on a real-time and historical basis to aggregated (non-symbol specific) information on orders transmitted and executed by LPs over daily and monthly time periods. Data can be broken out by type of order (IOC; resting; and conditional) and LP and customer name. Data for a daily or monthly period can include: number of orders; number of executions; aggregate and average share quantity of orders and executions; executed shares and orders relative to submitted and matched shares and orders; average order duration; and revenue generated from the contra by LP, customer and order type. Liquidity partnership personnel also have access to symbol-specific, real-time information concerning Member and customer algo orders transmitted and executed through Liquidnets EMS, and they also review various reports for surveillance purposes.

I.H.   Algo Design and Research personnel

Roles and responsibilities

Liquidnets Algo Design and Research personnel are responsible for the design, research and specification of LNIs algorithms, as well as related models and analytic signals used by LNIs algos. This team has responsibility for the design, research and specification of algorithms that provide best execution for Members and customers in accordance with Member and customer requirements and LNIs regulatory obligations. Product Support personnel can escalate production issues to this team for research and resolution. EQS personnel also may escalate to the Algo Design and Research team Member and customer queries relating to trading decisions made by LNIs algos. Algo Design and Research personnel provide services for the non-ATS portion of LNIs business.

Access to data

To facilitate these objectives, Liquidnets Algo Design and Research personnel have access to algo order information on a real-time and historical basis, including for algo orders created by Members through the desktop application, algo orders transmitted by customers from their EMS, and algo orders created by the Trading Desk. Algo Design and Research personnel also have access on a T+1 basis to symbol-specific information concerning all orders transmitted and executed by LPs. Algo order information includes executions, the target quantity of the algo order and the transmission of shares on a firm or conditional basis either to a Liquidnet ATS or an external venue. Liquidnets Algo Design and Research personnel access this information through the LNI EMS, system logs and other internal real-time and historical reporting tools, including LNIs internal TCA tool (limited to algo order information). Liquidnets Algo Design and Research personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

I.   Best execution analysis personnel

Roles and responsibilities

One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.

Access to data

When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated data for review by the Committee. This employee is an Execution Consultant and Liquidity Partnership employee and can act as a Trading Desk employee on a back-up basis.

J.   Commission Management Services personnel

Roles and responsibilities

Liquidnets Commission Management Services personnel are part of Liquidnets EQS and Member Services groups. Liquidnets commission management services include commission aggregation, commission analyzer and broker vote services. Commission management personnel provide services for the non-ATS portion of LNIs business.

Access to data

Liquidnets Commission Management Services personnel have access to all LNI trade and allocation information.

K. Head of Trading Alpha

Roles and responsibilities

The Head of Trading Alpha is responsible for the provision of analytics products and services to Liquidnets participants. In this capacity, the Head of Trading Alpha: oversees the

Performance Analytics function; supervises Product personnel involved in the development of analytics products; communicates to customers on using analytics in their algo and other trading strategies; trains Liquidnet personnel on communicating to customers relating to analytics; and generates commentary to Liquidnet participants relating to Liquidnet and third-party trading analytics.

Access to data

The Head of Trading Alpha has access to Touchpoint (to the same extent as Execution Consultants), Helm, Liquidnet trading analytics, the user behavior analytics dashboard and reports prepared by Performance Analytics and Product personnel.

1.A.   ~~Best execution analysis personnel~~

~~Roles and responsibilities~~

~~One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.~~

~~Access to data~~

~~When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated data for review by the Committee. This employee is an Execution Consultant and Liquidity Partnership employee and can act as a Trading Desk employee on a back-up basis.~~

2.L.   **Sales Analytics group personnel**

Roles and responsibilities

The Sales Analytics team provides data and reports to internal Liquidnet customers, such as Corporate Leadership, Sales and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. In addition, Sales Analytics personnel provide Members and customers with analysis and reporting that offers Members and customers insight into how they are using Liquidnets products and services. The Sales Analytics team is part of Liquidnets Sales group. Sales Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Sales Analytics personnel have access to indication, order and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Sales Analytics group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data. Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.

3.M.   Product Support and Implementation personnel

Roles and responsibilities

Product Support and Implementation personnel are part of Liquidnets Member Services group. Product Support and Implementation personnel assist with implementation of participants, maintain up-time of the system, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the system. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product Support personnel have access to indication, order and trade information in the database and through the various Liquidnet support tools to assist in addressing technical and functional issues affecting Members and customers. Product Support and Implementation personnel also have access to logs from each Members Liquidnet desktop trading application and OMS interface with Liquidnet to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the system, and suggesting technical improvement to a Members interface.

4.N.   Trade Services personnel

Roles and responsibilities

Trade Services is part of Liquidnets Member Services group. Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and customer execution, account, allocation and settlement information and the full quantity of any executed order.

5.O.   LCM personnel

Roles and responsibilities

Liquidnet Capital Markets (LCM) personnel work on public issuer transactions for equities. The LCM team works with issuers, individual and corporate control persons, private equity firms and venture capital firms to attract secondary offering, corporate repurchase, and control-person transactions for the benefit of LNIs Members and customers. LCM customers do not have access to the Liquidnet desktop trading application; all listed shares transactions are facilitated through the LNI trading desk. LCM personnel provide services for the non-ATS portion of LNIs business.

General

LCM personnel do not have access to any Member or customer indication, negotiation, match or order information. LCM personnel can access Liquidnet execution information after T+20 and provide this information to LCM customers. The parties to the trade are not identified to LCM personnel.

6.P.   Enterprise Technology Services personnel

Roles and responsibilities

Liquidnets Enterprise Technology Services (ETS) group maintains the computers, networks, databases and connectivity that comprise the Liquidnet system. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the ETS group (Production Support and Database Administration) has access to indication, order, execution and other trading information to troubleshoot production and system issues, when directed by the Product Support group. These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain purposes.

7.Q.   Software Development and Quality Assurance personnel

Roles and responsibilities

Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the Liquidnet system. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to indication, order, execution and other trading information on a real-time basis in connection with the performance of their duties.

8.R.   Product personnel

Roles and responsibilities

Liquidnets Product group is responsible for the design and enhancement of Liquidnets trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product personnel have access to indication, order, execution and other trading information for the products that they work on (for example, the Liquidnet desktop trading application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance Liquidnets products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of Liquidnets Product group have access to reports on Member and trader performance and activity through Liquidnet, as described above in the Sales coverage section. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated Members of Liquidnets Product group have access to the EMS used by the LNI trading desk and Execution Consultants. This access is to assist LNI in responding to inquiries from Members and customers relating to system functionality in connection with day-to-day trading activity by Members and customers. Designated members of the Product group with responsibility for internal support tools have access to the same data as Member Services personnel.

9.S.   Business Intelligence

Roles and responsibilities

The Business Intelligence (BI) team develops reports for use by internal groups, including Sales Analytics, Corporate Leadership, Sales, and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. BI personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

BI personnel have access to indication, order, execution and other trading information in the Liquidnet database that includes all order and other trading information. Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data.

10.T.   Legal, Compliance and SRM personnel

Roles and responsibilities

Liquidnets Legal and Compliance personnel are responsible for working with the business units to establish and enforce Liquidnets legal and compliance policies. Compliance includes the Liquidity Watch monitoring and surveillance function. Liquidnets Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security. Legal, Compliance and SRM personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Liquidity Watch personnel have access to indication, order, execution and other trading information as well as commission aggregation information as part of their ongoing surveillance activity. Liquidnets Legal, Compliance and SRM personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

11.U.   Finance personnel

Roles and responsibilities

Designated members of Liquidnets Finance team have responsibility for accounts payable and receivable operations in connection with the operation of Liquidnets business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

As part of these responsibilities, these designated members of the Finance Department have access to trading information after the end of the trading day.

12.V.   OTAS personnel

Roles and responsibilities

OTAS personnel are involved in the development and support of the Liquidnet and OTAS analytics products, including Discovery and Best Ex Replay. OTAS personnel provide services for the non-ATS portion of LNIs business.

Access to data

OTAS personnel have access to information relating to trader usage of the Discovery, Best Ex Replay and Action Stream functionality, which are provided through the Liquidnet desktop trading application. Discovery provides analytics to traders relating to individual stocks. Best Ex Replay provides analytics to traders to assist with best execution analysis. Action Stream provides notifications to a trader relating to a traders activity through the system or information that a trader could otherwise see or have seen through the Liquidnet desktop trading application. The analytics provided by Discovery are based on overall market activity and not based on Liquidnet-specific activity. The sending of analytics or a notification to a trader can be based on the indications provided by the traders firm to Liquidnet or the traders activity through Liquidnet.

In addition, product personnel can engage OTAS personnel to assist in conducting an analysis of trader usage data for other products. When performing this function, OTAS personnel are provided access to trader usage data but without identifying trader or participant names. OTAS personnel access this data through Liquidnet systems.

Qtech

Liquidnet outsources development and support work relating to the OTAS analytics products (including Discovery and Best Ex Replay) to Qtech (UK) Limited, a UK-formed technology consulting firm, and its affiliate, Qtech Analytics Private Limited, a company organized in India (Qtech India). Qtech personnel work in London and in India. Qtech employees work in a data center in India that includes employees of MSBC Group (Qtech Indias parent company) and employees of other companies owned by MSBC. Qtech employees can access information relating to Liquidnet and OTAS analytics products and participant usage of such products in connection with their development and support roles. Qtech support personnel can access indication information for all indications of Members that are enabled for Action Stream or Discovery. This data is recorded on specific servers to which Qtech personnel have access; these servers are located in Liquidnet data centers in the US and Europe. These servers also record indication information of a participant during any period of time when a participant has the blotter window open in Liquidnet 5, even if the participant is not enabled for Action Stream or Discovery. The data above includes Member and user names. Qtech personnel may provide development and support services for other companies owned by MSBC Group and their clients.

13.W. **Management personnel access to aggregated liquidity information**

To assist Liquidnets Corporate Leadership and Sales management personnel in evaluating Liquidnets business performance, these personnel have access on a next-day basis to reports that include aggregated quantity of Member liquidity, broken out between buy and sell liquidity. This data is aggregated, and is not broken out by Member. The aggregated categories are as follows: country; sector; index and market cap (e.g., large, mid, small and micro). Liquidity information is based on the order quantity from a Members OMS or other indication quantity communicated by a Member to Liquidnet. Management personnel provide services for the ATS and non-ATS portions of LNIs business.

14.X.   Aggregated data

In addition to the above, Liquidnet can provide trading data to employees where the data is not symbol-specific. In particular, Liquidnet can provide trading data to any employees broken out by the following categories and similar aggregated categories: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

15.Y.   Salesforce CRM system

Liquidnet personnel, other than LCM personnel, have access to the primary version of Liquidnets Salesforce CRM (customer relationship management) system. Liquidnets CRM system contains standard CRM information relating to participants, including participant contact information, participant actual and target revenue information, participant trading volume information (not symbol-specific), the status of support incidents, and reports on participant meetings and calls. Through Salesforce, Liquidnet personnel can receive alerts relating to participant PAR, realization rate and similar performance metrics; these metrics are not symbol-specific. The CRM system does not contain symbol-specific information, but users can enter specific symbols into the CRM in connection with the resolution of trade errors and other trading incidents. LCM personnel have access to a separate instance of Salesforce specifically created for the LCM team containing standard CRM information relating only to LCM customers, including contact information, the status of support incidents, and reports on LCM customer meetings and calls.

Part III, Item 15.b.

A. Broker block notifications

A trader at a Member firm using Liquidnet 5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but a recipient knows that the quantity of the LP resting order must meet (i) the minimum broker blocks execution quantity, which is the lowest of 5,000 shares, 5% of ADV for the stock and US $200,000, and (ii) a share quantity determined based on the quantity of the Members indication and various tolerance percentages set by the Member. A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Members indication, a broker block accept by the Member would be executable against the LP resting order.

B. Targeted invitations

(i) Introduction

A trader at a Member firm using Liquidnet 5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A trader at a customer can view targeted invitations through the customers order or execution management system (EMS), subject to LNI and the EMS provider having implemented this functionality for the specific EMS. A qualified Member can request that LNI send targeted invitations to the Members EMS in addition to sending targeted invitations to the Member through Liquidnet 5.

A targeted invitation order displays the symbol and side of the associated LNI resting order and the targeted invitation display amount, which is the greater of (i) the minimum execution size designated by the sender (see below), and (ii) the minimum order size for targeted invitations, which is the lesser of 25,000 shares and 15% of ADV. The size of a targeted invitation order can be greater than the targeted invitation display amount. A targeted invitation is only sent if the LNI resting order is executable based on the current market price and the senders price constraint.

(ii) Manual targeted invitations and targeted invitations from orders

There are two types of targeted invitations:

* Manual targeted invitations
* Targeted invitations from orders.

Targeted invitations from orders are an optional parameter or configuration associated with algo, Liquidnet-only, LN auto-ex and LP resting orders.

(iii) Qualifying Members

Only qualifying Members and customers can receive targeted invitations. Qualifying Members and customers are determined on a quarterly basis based on a Members or customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a customer, the qualifying Member criteria are applied instead of the qualifying customer criteria.

(iv)   Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the Liquidnet desktop trading application, a trader at a Member firm can send a manual targeted invitation notification to qualifying Members and customers. A targeted invitation notification relates to a specific stock. A trader at a Member or customer firm can only receive targeted invitations if the Member or customer has opted-in to this functionality through Liquidnet Transparency Controls and is a qualifying Member or customer, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a targeted invitation order) and an indication available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the Liquidnet ATSs in the same manner as any other LNI order, subject to the following exceptions:

* The notification and other provisions described in this section apply
* Manual targeted invitation orders can execute against orders from liquidity partners (in the H2O ATS), subject to the Member having opted-in to interacting with liquidity partners, but if a Member has opted-in to interacting with liquidity partners, a trader at the Member firm can instruct Liquidnet that the trader does not want to interact with liquidity partners for manual targeted invitation orders.

A manual targeted invitation notification is displayed during the period that the targeted invitation is in effect.

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days.

By default, a targeted invitation notification is sent to traders at qualifying Members and customers where the recipient trader meets any of the following criteria:

* Opposite-side indication in Liquidnet. LNI received an opposite-side indication from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side indication placed away. The recipient has or had an opposite-side indication in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

* Opposite-side order in Liquidnet. LNI received an opposite-side order from the recipient at any time during the look-back period, where the order size was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side execution in Liquidnet. The recipient executed in a Liquidnet ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the senders order (for example, the recipient executed a buy order and the senders targeted invitation is for a sell order) and the recipients execution quantity was at least the minimum negotiated execution size.

* Executed against sender. The recipient executed in a Liquidnet ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

* Invited the sender. The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indications or orders

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indication in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side indication in that symbol. A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side order in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side order in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the desktop application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

* Executed against sender
* Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched indication. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched indication in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

* Quantity. The quantity of a manual targeted invitation defaults to the traders working quantity on the indication. Quantity cannot be greater than the working quantity on the indication and cannot be less than the minimum order size for manual targeted invitations (as set forth above).

* Minimum execution size. The default minimum execution size for a manual targeted invitation order is the lowest of 5,000 shares, 5% of ADV for the stock, and $200,000 principal value~~lesser of 25,000 shares and 15% of ADV~~. A trader can adjust the minimum execution size for a manual targeted invitation to an amount that is not greater than the working quantity on the indication and not less than the default minimum ~~negotiated~~ execution size set forth above in this paragraph.

* Limit price. At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

* Maximum number of recipients. A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, Liquidnet prioritizes the recipients based on pre-set criteria, as described below.

* Time-in-force. A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Members participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the system prioritizes the recipients based on a set of prioritization rules that LNI may update from time-to-time. LNI maintains and provides to Members and customers upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side indication transmitted to LNI), whether the recipient has a current indication or order transmitted to LNI, the most recent time period during which the recipient had an indication or order, and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying Member through Liquidnet 5 or to a qualifying customer through its EMS; a qualifying Member can request that LNI also send targeted invitations to the Members EMS. The notification includes the targeted invitation display amount. A recipient is further made aware through Liquidnet 5 or its EMS, as applicable, when a targeted invitation expires.

If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the senders price constraint and is still not executable on that basis after a configured period of time, the system provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A trader at a Member firm has the following two options upon receipt of a targeted invitation notification through Liquidnet 5:

* Notify the sender that the recipient is interested and request more time to respond to the targeted invitation
* Dismiss the notification.

A trader at a customer firm does not have these options.

If a trader at a Member firm dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient at a Member or customer firm can take any other action permitted by the Liquidnet Trading Rules for that participant category, including the creation of an opposite-side indication or order, as applicable.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v)   Editing a manual targeted invitation

Through the desktop application, a trader can edit any of the following fields of a manual targeted invitation:

* Quantity
* Minimum execution size
* Limit price.

(vi)   Liquidity Watch and surveillance for targeted invitations

Liquidnet can disable targeted invitations functionality for a Member or customer in accordance with Liquidnets Liquidity Watch and surveillance processes, as set forth in this Form ATS-N.

(vii) Targeted invitations from orders

Types of orders

Liquidnet makes available targeted invitation functionality for the following orders:

* Liquidnet-only and LN auto-ex orders
* Certain categories of algo orders as notified by Liquidnet to its participants
* LP resting orders.

This functionality applies to these types of Liquidnet orders, whether firm or conditional. Liquidnet refers to this functionality as targeted invitations from orders.

Applicability of description relating to manual targeted invitations

The provisions in the sub-sections above relating to manual targeted invitations are also applicable to targeted invitations from orders, except as otherwise set forth in this sub-section.

Targeted invitations from parent orders (excluding high-touch orders)

For parent orders (excluding high-touch), subject to the participants consent, the system can send targeted invitation notifications to Members and customers that are qualifying recipients. The system applies the same default configurations for manual targeted invitations and targeted invitations from orders, as follows:

* Maximum number of recipients - 5
* Look-back period - 20 days.

Participants can modify the default configurations for targeted invitations from orders in the same manner that Members can modify the default configurations for manual targeted invitations.

The minimum execution size for targeted invitations from orders is the minimum execution size for the parent order.

Any configuration above for a participant applies to all targeted invitations from orders sent by the participant.

Targeted invitations from high-touch orders from customers

For high-touch orders, subject to the customers consent, a Liquidnet trader can elect to authorize the system to send targeted invitation notifications for a particular order. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from parent orders.

Cancellation of targeted invitations from orders

The system will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

* Remaining order size. The senders remaining order size is below the minimum order size for targeted invitations. For manual targeted invitations, the system will also cancel the targeted invitation order. For targeted invitations from orders, cancellation of the targeted invitation notification does not affect the parent order.

* Cancellation of associated order. The participant cancels the associated order, and, in the case of an order other than a high-touch order, a period of three seconds has elapsed.

* Expiration of associated order. The associated order expires.

Notifications to senders of targeted invitations from orders

A sender of a targeted invitation from a parent order created through Liquidnet 5 is notified of the following through Liquidnet 5:

* Whether or not there are any qualifying recipients
* When a recipient requests more time
* When all recipients have dismissed the targeted invitation notification (this notification will no longer be available starting with Liquidnet version 5.21).

A sender of a targeted invitation from orders where the parent order is not created through Liquidnet 5 is not notified of the items above, but Liquidnet can provide a report to a buy-side sender on T+1 as to whether or not there were any qualifying recipients for any such targeted invitations.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from orders.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member or customer only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member or customer is opted-in to interacting with LP orders and also opted-in to receiving targeted invitations.